Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: May 24, 2021

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated May 24, 2021 to the Prospectus dated April 11, 2019 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2025

Currency:	USD

Size:	$2,000,000,000

Maturity:	June 1, 2025

Fixed Rate Period:	From and including June 1, 2021 to but excluding June 1, 2024

Floating Rate Period:	From and including June 1, 2024 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	0.250% due May 15, 2024

Benchmark Treasury Yield:	0.324%

Spread to Benchmark Treasury:	+50 basis points

Reoffer Yield:	0.824%

Fixed Rate Coupon:	0.824%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 0.540% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$1,995,000,000

Interest Payment Dates:	During the Fixed Rate Period, each June 1 and December 1, beginning December 1, 2021 and including June 1, 2024, and during the Floating Rate Period, each of September 1, 2024, December 1, 2024, March 1, 2025 and June 1, 2025.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 1, 2021 and prior to June 1, 2024 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed; (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 7.5 basis points, if any, with respect to such notes; and (iii) accrued and unpaid interest on such notes to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole, but not in part, on June 1, 2024 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 1, 2025, upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PCH7 / US46647PCH73

Trade Date:	May 24, 2021

Settlement Date:	June 1, 2021 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $500,000,000 of floating rate notes due 2025 and $2,000,000,000 of fixed-to-floating rate notes due 2029. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

Commonwealth Bank of Australia

Danske Markets Inc.

DZ Financial Markets LLC

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

Santander Investment Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

AmeriVet Securities, Inc.

Apto Partners, LLC

Blaylock Van, LLC

Multi-Bank Securities, Inc.

Stern Brothers & Co.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on June 1, 2021 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.